Writer’s Direct Number	Writer’s E-mail Address
212.756.2565	neil.rifkind@srz.com

December 11, 2009

VIA EDGAR

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Newpage Corporation

Registration Statement on Form S-4, File No. 333-163224 (the “Form S-4”)

Dear Mr. Reynolds:

We are furnishing this letter on behalf of NewPage Corporation. (the “Registrant”) in response to the comments of the Staff of the Securities and Exchange Commission set forth in a letter dated December 4, 2009 (the “Comment Letter”) concerning the Form S-4. For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein have the meanings set forth in Amendment No. 1 to the Form S-4 (“Amendment No. 1”), which we have filed simultaneously by EDGAR.

General

1.	We note that you are registering the 11.375% Senior Secured Notes due 2014 (“Notes”) and the Guarantees related to the Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a revised supplemental letter which includes the second representation from the Shearmen & Sterling letter.

Attached hereto as Annex A is a letter from the Registrant to the Staff, which includes the requested representations.

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

December 11, 2009

Cover

2.	Under the subheading “The New Notes”, we note the three paragraphs. Please tell us why these have been included on the cover page in light of the statement that these notes are “substantially identical to the Original Notes.”

Upon consideration of the Staff’s comments, we have removed these paragraphs from the cover page.

3.	Please revise to include the following representations concerning broker-dealers:

—	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

—	Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

The revision requested by the Staff has been made.

Your prompt review of Amendment No. 1 to the Registration Statement is greatly appreciated. Please contact the undersigned at (212) 756-2565 or Michael Littenberg at (212) 756-2524 with any questions concerning this submission.

Very truly yours,

/s/ Neil C. Rifkind

Neil C. Rifkind

cc:	David J. Prystash

NewPage Corporation

Senior Vice President, Chief Financial Officer and Assistant Secretary

Douglas K. Cooper, Esq.

NewPage Group Inc.

Vice President, General Counsel and Secretary

Michael R. Littenberg, Esq.

Schulte Roth & Zabel LLP

Annex A

NEWPAGE CORPORATION

8540 Gander Creek Drive

Miamisburg, OH 45342

December 11, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NewPage Corporation

Dear Sirs:

NewPage Corporation (the “Registrant”) is filing today a registration statement on Form S-4 (the “Registration Statement”). Terms used and not defined herein shall have the meanings assigned to them in the Registration Statement. The Registrant is registering the offer to exchange its 11.375% Senior Secured Notes due 2014, Series B (“New Notes”) for any or all outstanding 11.375% Senior Secured Notes due 2014, Series A (“Original Notes”) of the Registrant (the “Exchange Offer”) in reliance on the position of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”) and other interpretative letters to similar effect.

No broker-dealer has entered into any arrangement or understanding with the Registrant or any affiliate of the Registrant to distribute the New Notes.

The Registrant will make each person participating in the Exchange Offer aware that if such person is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities and receives New Notes in exchange for such Original Notes pursuant to the Exchange Offer, such broker-dealer may be a statutory “underwriter” and must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any resale of such New Notes. By reason of such acknowledgement and prospectus delivery, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. The Prospectus included in the Registration Statement, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received for such Original Notes where such Original Notes were acquired in the manner described above.

The Registrant has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Registrant will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Letter or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction by such persons participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Registrant will include in the Letter of Transmittal to be executed by each person participating in the Exchange Offer a representation to the effect that, by accepting the Exchange Offer, such person represents to the Registrant that it is not engaged in, and does not intend to engage in, a distribution of the New Notes (other than any broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, who shall represent that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of New Notes received in the Exchange Offer).

NEWPAGE CORPORATION

By:	/s/ David J. Prystash
Name:	David J. Prystash
Title:	Senior Vice President and Chief Financial Officer

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